UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Ford Motor Company
Ford Motor Company Capital Trust II
(Name of Subject Company (Issuer))

Ford Motor Company
Ford Motor Company Capital Trust II
(Name of Filing Person (Offeror))

6.50% Cumulative Convertible Trust Preferred Securities
(liquidation preference $50.00 per preferred security)
of Ford Motor Company Capital Trust II
(Title of Class of Securities)

345395 20 6
(CUSIP Number of Class of Securities)

Peter Sherry, Jr., Esq.
Associate General Counsel and Secretary
Ford Motor Company
One American Road
Dearborn, Michigan 48126
(313) 322-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to :
Lisa L. Jacobs, Esq.
Shearman & Sterling LLP
599 Lexington Ave.
New York, New York 10022

Check the appropriate box(es) below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

INTRODUCTORY STATEMENT

This Amendment No. 4 (“Amendment No. 4”) to the Issuer Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) on July 2, 2007, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on July 13, 2007 (“Amendment No. 1”), Amendment No. 2 to the Schedule TO filed with the SEC on July 26, 2007 (“Amendment No. 2”), and Amendment No. 3 to the Schedule TO filed with the SEC on July 30, 2007 (“Amendment No. 3”) is being filed by Ford Motor Company, a Delaware corporation (“Ford”), and Ford Motor Company Capital Trust II, a statutory business trust that was formed under the laws of the state of Delaware and a wholly-owned subsidiary of Ford (the “Trust”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended, in connection with an offer by Ford to holders of the 6.50% Cumulative Convertible Trust Preferred Securities (liquidation preference $50.00 per preferred security) of the Trust (the “Trust Preferred Securities”) of the right to receive for each Trust Preferred Security validly tendered and accepted for conversion, 2.8249 shares of Ford’s Common Stock, $.01 par value per share (“Ford Common Stock”), plus 1.7468 shares of Ford Common Stock valued at $14.25, as determined by dividing (i) $14.25 by (ii) $8.1576, the volume-weighted average of the reported sales prices on the New York Stock Exchange of Ford Common Stock during the three trading days ending at the close of the second trading day prior to the expiration of the conversion offer (the “Conversion Offer”).

The Conversion Offer was made upon the terms and subject to the conditions described in the offering circular, dated July 2, 2007, as amended on July 13, 2007 (the “Offering Circular”), and the accompanying letter of transmittal. The Offering Circular and the accompanying letter of transmittal were filed as exhibits (a)(1)(A) to Amendment No. 1 and (a)(1)(B) to the Schedule TO, respectively.

The information set forth in the Offering Circular and the accompanying letter of transmittal, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

This Amendment No. 4 is the final amendment to Schedule TO and is intended to satisfy the reporting requirements of Rules 13e-4(c)(4) and 14d-3(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 4.	Terms of the Transaction.

(a) The information set forth under the captions “Summary — The Conversion Offer,” “Questions and Answers about the Conversion Offer,” “The Conversion Offer,” “Comparison of Rights of Holders of Trust Preferred Securities and Holders of Ford Common Stock,” “Description of Ford Capital Stock” and “Material United States Federal Income Tax Consequences” in the Offering Circular, as well as the information set forth in the related letter of transmittal, is incorporated herein by reference.

On July 30, 2007, Ford announced that each Trust Preferred Security validly tendered and accepted for conversion in the Conversion Offer will be converted into an aggregate of 4.5717 shares of Ford Common Stock, which includes a premium of 1.7468 shares and 2.8249 shares of Ford Common Stock issuable pursuant to the conversion terms of the Trust Preferred Securities. The premium represents the amount of shares of Ford Common Stock determined by dividing (i) $14.25 by (ii) $8.1576, the volume-weighted average of the reported sales prices on the New York Stock Exchange of the Ford Common Stock during the three trading days July 25, 2007, July 26, 2007, and July 27, 2007.

The Conversion Offer expired at 5:00 p.m., on Tuesday, July 31, 2007 (the “Expiration Date”). On August 1, 2007, Ford accepted for conversion all Trust Preferred Securities that were validly tendered and not withdrawn as of the Expiration Date. Based on a final count by Computershare Shareholder Services, Inc., the conversion agent for the Conversion Offer (the “Conversion Agent”), 42,543,071 Trust Preferred Securities, with an aggregate liquidation preference of about $2.1 billion and representing approximately 43% of the issued and outstanding Trust Preferred Securities, were tendered and accepted for conversion. This will result in the issuance of an aggregate of 194,494,157 shares of Ford Common Stock, consisting of 120,179,921 shares issued pursuant to the conversion terms of the Trust Preferred Securities and 74,314,236 shares issued as Premium Shares. Delivery of the shares of Ford Common Stock in exchange for accepted Trust Preferred Securities will be made by the Conversion Agent on August 3, 2007. Upon settlement of the Conversion Offer, 57,455,429 Trust Preferred Securities with an aggregate liquidation preference of about $2.9 billion will remain outstanding. The information contained in Exhibit (a)(5)(D) is incorporated herein by reference.

(b) To Ford’s knowledge based on reasonable inquiry, no Trust Preferred Securities are owned by any officer, director or affiliate of Ford, other than 60,000 Trust Preferred Securities owned by William Clay Ford, Jr. and 20,000 Trust Preferred Securities owned by a charitable foundation, the Alex and Marie Manoogian Foundation, 21001 Van Born Road, Taylor, Michigan, 48189, of which Richard A. Manoogian is a trustee. To Ford’s knowledge based on reasonable inquiry, Mr. Ford tendered the 60,000 Trust Preferred Securities he owned pursuant to the conversion offer and the Alex and Marie Manoogian Foundation did not participate in the Conversion Offer. See the information set forth under the caption “Interests of Directors and Officers” in the Offering Circular, which is incorporated herein by reference.

Item 12.	Exhibits.

The following are attached as exhibits to this Schedule TO:

(a)(1)(A)	Offering Circular, dated July 13, 2007.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Letter to DTC Participants.*
(a)(1)(D)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release, dated July 2 2007.*
(a)(5)(B)	Press Release, dated July 26, 2007 (incorporated herein by reference to exhibit 99 to the Current Report on Form 8-K filed by Ford on July 26, 2007).*
(a)(5)(C)	Press Release, dated July 27, 2007 (incorporated herein by reference to exhibit 99 to the Current Report on Form 8-K filed by Ford on July 27, 2007).*
(a)(5)(D)	Press Release, dated August 1, 2007 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Ford on August 1, 2007).
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ford Motor Company

By:	/s/ Peter Sherry, Jr.
Name: Peter Sherry, Jr.

Title:	Secretary

Dated: August 1, 2007

Ford Motor Company Capital Trust II

By: Ford Motor Company, as Sponsor

By:	/s/ Louis J. Ghilardi
Name: Louis J. Ghilardi
Title: Assistant Secretary

Dated: August 1, 2007

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